Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) is using or making available the following communications through the website www.CreateValueWithChoice.com (the “microsite”), a website maintained by Choice providing information relating to the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc. (“Wyndham”):

Exhibit 1:	New page added to the microsite entitled “Combination Support”

Exhibit 1.1:	Transcript of CNBC interview linked in the Combination Support page of the microsite

Exhibit 1.2:	Transcript of Yahoo! Finance interview linked in the Combination Support page of the microsite

Exhibit 1.3:	Copy of Wall Street Journal article dated October 17, 2023, linked in the Combination Support page of the microsite

Exhibit 1.4:	Copy of Reuters article dated October 17, 2023, linked in the Combination Support page of the microsite

Exhibit 1.5:	Copy of Breakingviews article dated October 18, 2023, linked in the Combination Support page of the microsite

Exhibit 1.6:	Copy of The Points Guy article dated October 17, 2023, linked in the Combination Support page of the microsite